                                                                    EXHIBIT 23.2

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
PawnMart, Inc.:


We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the Prospectus.

Our report dated March 20, 2000, except as to note 10 to the consolidated financial statements, which is as of August 15, 2000, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, negative cash flows and is currently experiencing significant difficulties in meeting its obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Fort Worth, Texas
August 15, 2000